Exhibit 6

THE STILWELL GROUP

26 Broadway, 23rd Floor

New York, NY 10004

(212) 269-5800

November 17, 2008

Mr. W. Shaun Jackson

Kingsway Financial Services Inc.

7120 Hurontario Street, Suite 800

Mississauga, Ontario L5W OA9

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Dear Mr. Jackson,

Thank you for your response. Given how this situation has unfolded, your removal from the board of Kingsway Financial Services Inc. is now a non-negotiable item for the Stilwell Group; it would be inappropriate under these circumstances for you to be part of any such meeting.

We look forward to meeting with Mr. Walsh and any other board members who would like to meet with us. The 22nd of November is good for us. Please ask Mr. Walsh to contact me directly to schedule a meeting time and place.

Sincerely,

/s/ Joseph Stilwell

Joseph Stilwell

cc: Kingsway Board of Directors

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